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SEC Mail Processing Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67160

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grosvenor Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 North Michigan Avenue, Suite 1100
(No. and Street)

Chicago	IL	60611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Felton — (312) 506-6801
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/25/14

OATH OR AFFIRMATION

I, Eric Felton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grosvenor Securities LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

OFFICIAL SEAL
NOTARY PUBLIC STATE OF ILLINOIS
KATHLEEN TURLEY
MY COMMISSION EXPIRES
JUNE 14, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grosvenor Securities LLC

Statement of Financial Condition
December 31, 2013
Available for Public Inspection

GROSVENOR
SECURITIES LLC

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

February 27, 2014

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington D.C. 20549

RE: Grosvenor Securities LLC 2013 Audited Financial Statements
Broker Dealer CRD #138348

To Whom It May Concern,

Enclosed you will find 2013 audited financial statements for Grosvenor Securities LLC ("Firm") which we are delivering to you pursuant to SEC Rule 17a-5 or various state regulations.

Please note that there are four sets of financial statements enclosed. The first two sets are labeled "Grosvenor Securities LLC Statement of Financial Condition December 31, 2013" and are intended to be available for public inspection as denoted on the cover. The second two sets are labeled "Grosvenor Securities LLC Financial Statements and Supplementary Schedules, Pursuant to Subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act of 1934 December 31, 2013". Accordingly, the Firm would like to request confidential treatment of this second extended set of audited financial statements as denoted on the cover.

If you have any questions relating to these financial statements, please contact me at (312) 506-6602, dmcmillan@gcmlp.com, or Eric Felton, the Firm's Chief Financial Officer and Financial and Operations Principal, at (312) 506-6801, efelton@gcmlp.com.

Sincerely,

Darren McMillan
Co-Chief Compliance Officer
Grosvenor Securities LLC
900 N. Michigan Ave.
Suite 1100
Chicago, IL 60611

Grosvenor Securities LLC
Index
December 31, 2013

pwc

Independent Auditor's Report

To the Members of Grosvenor Securities LLC

We have audited the accompanying statement of financial condition of Grosvenor Securities, LLC (the "Company"), as of December 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Grosvenor Securities, LLC at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

As discussed in Note 3 to the statement of financial condition, the Company has extensive transactions and relationships with affiliates.

PricewaterhouseCoopers LLP

February 24, 2014

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

Grosvenor Securities LLC
Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	230,952
Other assets		161,441
Total assets	$	392,393
Liabilities and Members' Equity		
Accrued expenses	$	24,311
Payable to affiliate		23,225
Total liabilities		47,536
Members' equity		344,857
Total liabilities and members' equity	$	392,393

The accompanying notes are an integral part of the statement of financial condition.

1. Organization

Grosvenor Securities LLC (the "Company") was organized on August 18, 2005 under the laws of Delaware as a wholly owned subsidiary of Grosvenor Capital Management, L.P. ("GCMLP"). GCMLP is registered with the Securities and Exchange Commission ("SEC") as an investment adviser. The Company is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Effective March 30, 2007, the Company entered into a Preferred Membership Interest Purchase Agreement with a third party ("Preferred Member"). Under the agreement, in exchange for a $3,000 contribution, the Preferred Member was issued preferred interests in the Company and is entitled to receive cumulative dividends at the rate of 10% per annum. These dividends are payable quarterly. The preferred interests have a liquidation preference equal to $3,000 plus any unpaid but accrued dividends.

The Company's profits and losses are allocated in accordance with the Amended and Restated Limited Liability Company Agreement dated March 30, 2007. Profits are allocated first to GCMLP (the "Common Member") and the Preferred Member to the extent of any losses previously allocated; second to the Preferred Member to the extent of the Preferred Member's accrued dividend and thereafter to the Common Member. Losses are allocated first to the extent of any profits previously allocated to the Common Member and Preferred Member; second to the extent of the Common Member's capital balance; third to the extent of the Preferred Member's capital balance and thereafter to the Common Member.

The Company operates as a limited purpose broker-dealer that does not engage in proprietary trading, market-making, exchange floor activity, securities clearing or underwriting. The Company's sole function is to serve as a placement agent for certain investment vehicles sponsored and managed or advised by GCMLP (the "Grosvenor Funds"). The Grosvenor Funds are offered, in the United States, to institutional investors and high net worth individuals who meet the definition of an "accredited investor" under Regulation D under the Securities Act of 1933.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act") under paragraph (k)(2)(i) of that Rule.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Other Assets
Other assets include prepaid items, which consist primarily of 2014 FINRA renewal fees.

3. Related Parties

The Company entered into an Amended Master Placement Agent Agreement (the "Agreement") with GCMLP whereby, in exchange for an annual fee, the Company acts as a placement agent for

the Grosvenor Funds. Effective April 1, 2010, the annual fee was $350,000. The fee schedule was amended effective April 1, 2013, in which the annual fee was increased to $400,000.

In addition to the Agreement, the Company has entered into an Expense Agreement ("Expense Agreement") with GCMLP. Under the Expense Agreement, direct expenses, including professional fees and registration and licensing fees are the responsibility of the Company and are recorded as incurred. GCMLP pays for the expenses and is reimbursed by the Company from time to time. Accrued expenses represent direct expenses incurred, but not yet paid by GCMLP. The payable to affiliate represents the expenses to be reimbursed by the Company to GCMLP. Indirect expenses, including compensation, rent and utilities are the responsibility of and are paid directly by, and recorded on the books and records of, GCMLP. In accordance with the Expense Agreement, the Company is not directly or indirectly liable for payment of any indirect expenses.

4. Income Taxes

The Company is not subject to federal income taxes as its members, are individually liable for the taxes, if any, on their distributive share of realized income, gain, loss, deductions or credits.

Accounting Standards Codification 740 ("ASC 740") requires the Company to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is limited to the largest benefit that has a greater than fifty percent cumulative probability of being realized upon ultimate settlement with the relevant taxing authority. As of December 31, 2013, the Company has evaluated its tax positions under ASC 740 and determined it was not required to book a liability for uncertain tax positions. If the Company was to incur penalties and interest, such expenses would be classified as a component of income tax expense in the accompanying statement of operations.

Although the Company is not subject to federal income taxes, the Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local and foreign jurisdictions, where applicable. As of December 31, 2013, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are as follows:

Jurisdiction	Earliest Tax Year Subject to Examination
U.S. Federal	2010
Illinois	2010

5. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. As of December 31, 2013, the Company is required to maintain minimum net capital equal to the greater of $5,000 or $6^{2/3}$% of aggregate indebtedness, as defined.

At December 31, 2013, the Company had net capital, as defined under Rule 15c3-1, of $183,416 and excess net capital of $178,416. The ratio of aggregate indebtedness to net capital was 0.26 to 1.

The Company claims exemption from the provisions of Rule 15c3-3 under the Act in that the Company's activities are limited to those set forth in the conditions for exemption in accordance with paragraph (k)(2)(i) of that Rule.

6. Subsequent Events

The Company has reviewed subsequent events occurring through February 24, 2014, which represents the date that these financial statements were issued and determined that no subsequent events occurred that would require accrual or additional disclosure.